Exhibit 99.5
Deutsche Bank consolidated Page Financial summary 2 Consolidated Statement of Income 3 Performance against targets 4 Net revenues 5 Net interest revenues and net gains (losses) on financial assets/liabilities at fair value through profit or loss 6 Segment detail Corporate and Investment Bank 7 Corporate Banking & Securities 8 Global Transaction Banking 9 Private Clients and Asset Management 10 Asset and Wealth Management 11 Private & Business Clients 12 Corporate Investments ¦Consolidation & Adjustments 13 Risk and capital Credit risk 14 Regulatory capital and market risk 15 Definition of targets and certain financial measures 16 eutsche Bank’s financial data in this document have been prepared under IFRS. Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures. All segment figures reflect segment composition as of 31 December 2008. 00-Jan-00 As of 5 February 2009

Financial summary

Deutsche Bank

	FY 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	4Q2008 vs. 4Q2007	4Q2008 vs. 3Q2008	FY2008 vs. FY2007
Share price at period end	€ 101.34	€ 100.84	€ 107.81	€ 90.38	€ 89.40	€ 89.40	€ 71.70	€ 54.85	€ 49.54	€ 27.83	€ 27.83	(69)%	(44)%	(69)%
Share price high	€ 103.29	€ 110.00	€ 118.51	€ 109.80	€ 96.72	€ 118.51	€ 89.80	€ 79.20	€ 64.85	€ 54.32	€ 89.80	(44)%	(16)%	(24)%
Share price low	€ 80.74	€ 90.60	€ 99.55	€ 87.16	€ 81.33	€ 81.33	€ 64.62	€ 54.32	€ 47.48	€ 18.59	€ 18.59	(77)%	(61)%	(77)%
Basic earnings per share	€ 12.96	€ 4.47	€ 3.76	€ 3.43	€ 2.00	€ 13.65	€ (0.27)	€ 1.33	€ 0.88	€ (8.71)	€ (7.61)	N/M	N/M	N/M
Diluted earnings per share[1]	€ 11.48	€ 4.28	€ 3.60	€ 3.31	€ 1.93	€ 13.05	€ (0.27)	€ 1.27	€ 0.83	€ (8.71)	€ (7.61)	N/M	N/M	N/M
Basic shares outstanding (average), in m.	468	475	473	473	477	474	484	487	495	550	504	15 %	11 %	6 %
Diluted shares outstanding (average), in m.	521	496	494	489	494	496	484	510	525	550	504	11 %	5 %	2 %
Return on average shareholders' equity (post-tax)	20.3 %	24.6 %	19.5 %	17.7 %	10.1 %	17.9 %	(1.4)%	7.6 %	5.1 %	(57.4)%	(11.1)%	(67.5)ppt	(62.5)ppt	(29.0)ppt
Pre-tax return on average shareholders' equity[2]	27.9 %	36.5 %	29.9 %	15.7 %	15.1 %	24.1 %	(2.7)%	7.6 %	1.3 %	(74.2)%	(16.5)%	(89.3)ppt	(75.5)ppt	(40.6)ppt
Pre-tax return on average active equity[2,3]	32.5 %	44.1 %	35.9 %	18.7 %	18.1 %	29.0 %	(3.1)%	8.3 %	1.4 %	(74.2)%	(17.7)%	(92.3)ppt	(75.6)ppt	(46.7)ppt
Book value per basic share outstanding[2]	€ 70.35	€ 77.15	€ 78.28	€ 79.11	€ 79.32	€ 79.32	€ 71.69	€ 67.65	€ 67.56	€ 52.59	€ 52.59	(34)%	(22)%	(34)%
Cost/income ratio[2]	69.7 %	65.9 %	68.3 %	69.5 %	75.8 %	69.6 %	103.0 %	85.6 %	92.5 %	N/M	134.6 %	N/M	N/M	65.0 ppt
Compensation ratio[2]	43.9 %	45.2 %	44.1 %	33.3 %	44.2 %	42.7 %	63.6 %	49.7 %	44.1 %	N/M	71.2 %	N/M	N/M	28.5 ppt
Non-compensation ratio[2]	25.8 %	20.7 %	24.2 %	36.2 %	31.6 %	26.9 %	39.5 %	35.9 %	48.3 %	N/M	63.4 %	N/M	N/M	36.5 ppt
Total net revenues, in EUR m.	28,494	9,576	8,782	5,095	7,291	30,745	4,616	5,392	4,367	(885)	13,490	N/M	N/M	(56)%
Provision for credit losses, in EUR m.	298	98	81	105	329	612	114	135	236	591	1,076	80 %	150 %	76 %
Total noninterest expenses, in EUR m.	19,857	6,315	6,002	3,541	5,525	21,384	4,756	4,615	4,038	4,746	18,155	(14)%	18 %	(15)%
Income (loss) before income taxes, in EUR m.	8,339	3,163	2,699	1,449	1,437	8,749	(254)	642	93	(6,222)	(5,741)	N/M	N/M	N/M
Net income (loss), in EUR m.	6,079	2,132	1,777	1,631	969	6,510	(141)	645	414	(4,814)	(3,896)	N/M	N/M	N/M
Total assets[4,5], in EUR bn.	1,521	1,694	1,857	1,818	1,925	1,925	2,151	1,992	2,062	2,202	2,202	14 %	7 %	14 %
Shareholders' equity[4,5], in EUR bn.	33.2	36.8	37.0	37.6	37.9	37.9	34.9	33.0	36.0	30.7	30.7	(19)%	(15)%	(19)%
Tier 1 capital ratio[4,6]	8.5 %	8.7 %	8.4 %	8.8 %	8.6 %	8.6 %	9.2 %	9.3 %	10.3 %	10.1 %	10.1 %	1.5 ppt	(0.2)ppt	1.5 ppt
Branches[4]	1,717	1,814	1,824	1,868	1,889	1,889	1,902	1,922	1,949	1,981	1,981	5 %	2 %	5 %
thereof: in Germany	934	994	992	991	989	989	987	986	984	981	981	(1)%	(0)%	(1)%
Employees (full-time equivalent)[4]	68,849	73,114	75,140	77,920	78,291	78,291	78,275	80,253	81,308	80,456	80,456	3 %	(1)%	3 %
thereof: in Germany	26,401	27,422	27,483	27,799	27,779	27,779	27,904	27,933	28,069	27,942	27,942	1 %	(0)%	1 %
Long-term rating:[4]														
Moody's Investors Service	Aa3	Aa3	Aa1	Aa1	Aa1	Aa1	Aa1	Aa1	Aa1	Aa1	Aa1			
Standard & Poor's	AA–	AA–	AA–	AA	AA	AA	AA	AA	AA–	A+	A+			
Fitch Ratings	AA–	AA–	AA–	AA–	AA–	AA–	AA–	AA–	AA–	AA–	AA–			

1 Including numerator effect of assumed conversions.
2 Definitions of ratios are provided on page 16 of this document.
3 The reconciliation of average active equity is provided on page 4 of this document.
4 At period end.
5 Retained earnings and total assets were increased for a change in accounting policy and a restatement in accordance with IAS 8.
6 Starting 2008, ratios are based on Basel II. For details please refer to footnote 1 on page 15.
Source for share price information: Thomson Reuters, based on XETRA; high and low based on intraday prices.

Consolidated Statement of Income

Deutsche Bank

(In EUR m.)	FY 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	4Q2008 vs. 4Q2007	4Q2008 vs. 3Q2008	FY2008 vs. FY2007
Net interest income	**7,008**	**2,053**	**1,971**	**2,133**	**2,692**	**8,849**	**2,676**	**2,951**	**3,062**	**3,764**	**12,453**	**40 %**	**23 %**	**41 %**
Provision for credit losses	298	98	81	105	329	612	114	135	236	591	1,076	80 %	150 %	76 %
Net interest income after provision for credit losses	**6,710**	**1,955**	**1,890**	**2,028**	**2,363**	**8,237**	**2,562**	**2,816**	**2,826**	**3,173**	**11,377**	**34 %**	**12 %**	**38 %**
Commissions and fee income	11,195	2,931	3,143	3,016	3,200	12,289	2,531	2,563	2,380	2,274	9,749	(29)%	(4)%	(21)%
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	8,892	3,973	3,140	(835)	897	7,175	(1,578)	(475)	(1,412)	(6,527)	(9,992)	N/M	N/M	N/M
Net gains (losses) on financial assets available for sale	591	234	92	454	12	793	683	61	159	(237)	666	N/M	N/M	(16)%
Net income (loss) from equity method investments	419	183	78	15	77	353	86	65	50	(154)	46	N/M	N/M	(87)%
Other income	389	202	358	312	413	1,286	218	227	128	(5)	568	N/M	N/M	(56)%
Total noninterest income	**21,486**	**7,523**	**6,811**	**2,962**	**4,599**	**21,896**	**1,940**	**2,441**	**1,305**	**(4,649)**	**1,037**	**N/M**	**N/M**	**(95)%**
Compensation and benefits	12,498	4,329	3,874	1,696	3,223	13,122	2,934	2,679	1,928	2,065	9,606	(36)%	7 %	(27)%
General and administrative expenses	7,069	1,913	2,102	1,835	2,104	7,954	1,948	1,812	2,142	2,314	8,216	10 %	8 %	3 %
Policyholder benefits and claims	67	27	27	12	127	193	(126)	119	(40)	(205)	(252)	N/M	N/M	N/M
Impairment of intangible assets	31	54	–	–	74	128	–	5	8	572	585	N/M	N/M	N/M
Restructuring activities	192	(8)	(1)	(2)	(3)	(13)	–	–	–	–	–	N/M	N/M	N/M
Total noninterest expenses	**19,857**	**6,315**	**6,002**	**3,541**	**5,525**	**21,384**	**4,756**	**4,615**	**4,038**	**4,746**	**18,155**	**(14)%**	**18 %**	**(15)%**
Income (loss) before income taxes	**8,339**	**3,163**	**2,699**	**1,449**	**1,437**	**8,749**	**(254)**	**642**	**93**	**(6,222)**	**(5,741)**	**N/M**	**N/M**	**N/M**
Income tax expense (benefit)	2,260	1,031	922	(182)	468	2,239	(113)	(3)	(321)	(1,408)	(1,845)	N/M	N/M	N/M
Net income (loss)	**6,079**	**2,132**	**1,777**	**1,631**	**969**	**6,510**	**(141)**	**645**	**414**	**(4,814)**	**(3,896)**	**N/M**	**N/M**	**N/M**
Net income (loss) attributable to minority interest	9	11	(1)	9	16	36	(10)	(4)	(21)	(27)	(61)	N/M	29 %	N/M
Net income (loss) attributable to Deutsche Bank shareholders	6,070	2,121	1,778	1,622	953	6,474	(131)	649	435	(4,787)	(3,835)	N/M	N/M	N/M

Performance against targets (In EUR m., unless stated otherwise) FY 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY 4Q2008 vs. 4Q2008 vs. FY2008 vs. 2006 2007 2007 2007 2007 2007 2008 2008 2008 2008 2008 4Q2007 3Q2008 FY2007 Pre-tax return on average active equity (target definition) Income (loss) before income taxes 8,339 3,163 2,699 1,449 1,437 8,749 (254) 642 93 (6,222) (5,741) N/M N/M N/M Less pre-tax minority interest (9) (11) 1 (10) (16) (36) 10 4 21 32 67 N/M 55 % N/M IBIT attributable to Deutsche Bank shareholders 8,331 3,153 2,700 1,439 1,421 8,713 (244) 646 114 (6,190) (5,675) N/M N/M N/M Add (deduct): 1) 2) 3) 4) 5) 7) 8) 9) Significant gains (net of related expenses) (348) (252) (131) (491) (81) (955) (854) (242) (229) — (1,325) N/M N/M 39% 10) Significant charges — — — — 74 6) 74 — — — 572 572 N/M N/M N/M IBIT attributable to Deutsche Bank shareholders 7,982 2,901 2,569 948 1,414 7,832 (1,098) 404 (116) (5,618) (6,427) N/M N/M N/M (target definition) Average shareholders’ equity 29,906 34,556 36,435 36,691 37,601 36,134 36,450 34,123 33,965 33,373 34,442 (11)% (2)% (5)% Add (deduct): Average unrealized net (gains) losses on financial assets AfS/average FV adjustments on cash flow (2,667) (3,435) (4,111) (4,092) (3,883) (3,841) (2,478) (829) 65 1,055 (619) N/M N/M (84)% hedges, net of applicable tax Average dividend accruals (1,615) (2,500) (2,215) (1,755) (2,340) (2,200) (2,685) (2,089) (1,217) (1,041) (1,743) (56)% (14)% (21)% Average active equity 25,623 28,621 30,109 30,843 31,377 30,093 31,288 31,205 32,813 33,387 32,079 6% 2% 7 % Pre-tax return on average equity Pre-tax return on average shareholders’ equity 27.9% 36.5% 29.6% 15.7% 15.1% 24.1% (2.7)% 7.6% 1.3% (74.2)% (16.5)% (89.3)ppt (75.5)ppt (40.6)ppt Pre-tax return on average active equity 32.5% 44.1% 35.9% 18.7% 18.1% 29.0% (3.1)% 8.3% 1.4% (74.2)% (17.7)% (92.3)ppt (75.6)ppt (46.7)ppt Pre-tax return on average active equity (target 31.2% 40.5% 34.1% 12.3% 18.0% 26.0% (14.0)% 5.2% (1.4)% (67.3)% (20.0)% (85.3)ppt (65.9)ppt (46.0)ppt definition) Diluted earnings per share (target definition) Net income (loss) attributable to Deutsche Bank 6,070 2,121 1,778 1,622 953 6,474 (131) 649 435 (4,787) (3,835) N/M N/M N/M shareholders Add (deduct):
Post-tax effect of certain significant gains/charges (see (291) (197) (71) (406) (37) (710) (854) (231) (229) 355 (959) N/M N/M 35 % above) Significant tax effects (355) 11) — — (353) 12) (55) 12) (409) — — — — — N/M N/M N/M Net income (loss) attributable to Deutsche Bank 5,424 1,924 1,707 863 861 5,355 (985) 418 206 (4,432) (4,794) N/M N/M N/M shareholders (basis for target definition EPS) Diluted earnings per share as reported ¢æ11.48 ¢æ4.28 ¢æ3.60 ¢æ3.31 ¢æ1.93 ¢æ13.05 € (0.27) ¢æ1.27 ¢æ0.83 € (8.71) € (7.61) N/M N/M N/M according to target definition ¢æ10.24 ¢æ3.88 ¢æ3.46 ¢æ1.76 ¢æ1.74 ¢æ10.79 € (2.04) ¢æ0.82 ¢æ0.39 € (8.06) € (9.51) N/M N/M N /M 1Gain from the sale of the bank’s remaining holding in EUROHYPO AG of EUR 131 million, gains from industrial holdings (Linde AG) of EUR 92 million and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States of EUR 125 million. 2Gain from the sale of industrial holdings (Fiat S.p.A.) of EUR 128 million and income from equity method investment (Deutsche Interhotel Holding GmbH & Co. KG) of EUR 178 million, net of goodwill impairment charge of EUR 54 million. 3Gain from the sale of premises (sale and leaseback transaction of 60 Wall Street) of EUR 131 million. 4Gains from the sale of industrial holdings (Linde AG and Allianz SE) of EUR 305 million and from the sale of premises (sale / leaseback transaction of 60 Wall Street) of EUR 187 million. 5Gain from the sale of industrial holdings (Linde AG) of EUR 81 million. 6Impairment of intangible assets (Asset Management) of EUR 74 million. 7Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of EUR 854 million. 8Gains from the sale of industrial holdings (Daimler AG and Allianz SE) of EUR 145 million and a gain from the sale of the investment in Arcor AG & Co. KG of EUR 97 million. 9Gain from the sale of industrial holdings (Allianz SE) of EUR 229 million. 10Impairment of intangible assets (Asset Management) of EUR 572 million. 11Corporate tax credits for prior years which were recognized in accordance with changes in the German corporate tax law for refund of distribution tax credits. 12Enactment of the German tax reform and utilization of capital losses (3Q2007).

Net revenues — Segment view[1] (In EUR m.) FY 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY 4Q2008 vs. 4Q2008 vs. FY2008 vs. 2006 2007 2007 2007 2007 2007 2008 2008 2008 2008 2008 4Q2007 3Q2008 FY2007 Corporate Banking & Securities: Origination (Equity) 760 146 300 204 212 861 85 139 85 28 336 (87)% (67)% (61)% Origination (Debt) 1,331 401 339 (324) 298 714 (1,383) 127 (368) 910 (713) N/M N/M N/M Origination 2,091 547 638 (120) 510 1,575 (1,298) 266 (283) 938 (377) 84 % N/M N/M Sales & Trading (Equity) 4,039 1,714 1,403 428 1,068 4,613 745 830 (142) (2,064) (630) N/M N/M N/M Sales & Trading (Debt and other products) 9,016 3,354 2,889 576 1,589 8,407 1,317 602 924 (2,719) 124 N/M N/M (99)% Sales & Trading 13,055 5,068 4,292 1,004 2,656 13,020 2,062 1,432 782 (4,783) (506) N/M N/M N/M Advisory 800 250 256 269 314 1,089 128 125 185 152 589 (52)% (18)% (46)% Loan products 946 321 214 214 224 974 241 312 500 207 1,260 (8)% (59)% 29 % Other products (318) (68) (93) (101) 111 (151) (253) 47 (167) (288) (661) N/M 73 % N/M Total Corporate Banking & Securities 16,574 6,118 5,308 1,265 3,816 16,507 880 2,183 1,016 (3,774) 304 N/M N/M (98)% Global Transaction Banking: Transaction services 2,228 612 656 661 657 2,585 661 671 692 751 2,774 14% 9% 7 % Other products — — — — — — — — — — — N/M N/M N/M Total Global Transaction Banking 2,228 612 656 661 657 2,585 661 671 692 751 2,774 14% 9% 7 % Total Corporate and Investment Bank 18,802 6,730 5,964 1,926 4,472 19,092 1,541 2,853 1,707 (3,023) 3,078 N/M N/M (84)% Asset and Wealth Management: Portfolio/fund management (AM) 2,470 525 591 637 597 2,351 485 509 442 405 1,840 (32)% (8)% (22)% Portfolio/fund management (PWM) 332 101 101 101 111 414 96 90 87 87 361 (21)% (0)% (13)% Portfolio/fund management 2,802 626 692 738 708 2,765 581 598 529 492 2,201 (31)% (7)% (20)% Brokerage 811 231 245 243 245 964 238 242 220 207 908 (15)% (6)% (6)% Loan/deposit 191 52 57 53 60 223 62 58 71 75 266 25% 5% 20 % Payments, account & remaining financial services 18 5 5 6 6 22 8 6 6 7 26 9% 11% 21 % Other products 345 92 141 86 82 401 112 58 (114) (192) (137) N/M 69 % N/M Total Asset and Wealth Management 4,166 1,008 1,140 1,126 1,101 4,374 1,001 962 713 588 3,264 (47)% (17)% (25)% Private & Business Clients: Portfolio/fund management 239 63 62 63 65 253 55 58 88 55 256 (15)% (37)% 1 % Brokerage 1,084 322 337 290 259 1,207 290 297 239 157 983 (39)% (34)% (19)% Loan/deposit 2,623 705 721 750 747 2,923 747 753 757 728 2,985 (3)% (4)% 2 % Payments, account & remaining financial services 890 228 246 258 285 1,017 271 264 251 254 1,040 (11)% 1% 2 % Other products 313 106 76 81 91 355 91 105 101 215 513 136% 113% 44 % Total Private & Business Clients 5,149 1,425 1,442 1,441 1,446 5,755 1,454 1,478 1,435 1,410 5,777 (3)% (2)% 0 % Total Private Clients and Asset Management 9,315 2,433 2,582 2,567 2,548 10,129 2,454 2,440 2,148 1,998 9,041 (22)% (7)% (11)% Corporate Investments 574 438 259 654 165 1,517 705 296 261 28 1,290 (83)% (89)% (15)% Consolidation & Adjustments (197) (25) (22) (52) 105 7 (84) (198) 252 112 82 6% (56)% N/M Net revenues 28,494 9,576 8,782 5,095 7,291 30,745 4,616 5,392 4,367 (885) 13,490 N/M N/M (56)% 1 Excludes fee and commission income and remaining revenues. See page 5 for total revenues by product. 2 Covers origination, advisory and other products.

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss

Breakdown by Group Division / CIB product[1]

Deutsche Bank

(In EUR m.)	FY 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	4Q2008 vs. 4Q2007	4Q2008 vs. 3Q2008	FY2008 vs. FY2007
Net interest income	7,008	2,053	1,971	2,133	2,692	8,849	2,676	2,951	3,062	3,764	12,453	40 %	23 %	41 %
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	8,892	3,973	3,140	(835)	897	7,175	(1,578)	(475)	(1,412)	(6,527)	(9,992)	N/M	N/M	N/M
Total	**15,900**	**6,026**	**5,111**	**1,298**	**3,589**	**16,024**	**1,098**	**2,476**	**1,650**	**(2,763)**	**2,461**	**N/M**	**N/M**	**(85)%**
Sales & Trading (Equity)	2,613	1,430	1,079	44	564	3,117	417	635	(451)	(2,496)	(1,895)	N/M	N/M	N/M
Sales & Trading (Debt and other products)	8,130	3,074	2,446	349	1,614	7,483	1,185	522	1,114	(2,505)	317	N/M	N/M	(96)%
Sales & Trading	**10,743**	**4,504**	**3,525**	**393**	**2,178**	**10,600**	**1,603**	**1,157**	**663**	**(5,001)**	**(1,578)**	**N/M**	**N/M**	**N/M**
Loan Products	490	172	109	91	127	499	145	180	435	254	1,014	99 %	(42)%	103 %
Transaction services	1,074	307	332	322	337	1,297	344	285	338	391	1,358	16 %	16 %	5 %
Remaining products[2]	435	193	77	(488)	99	(118)	(1,636)	(149)	(684)	648	(1,821)	N/M	N/M	N/M
Corporate and Investment Bank	**12,743**	**5,175**	**4,044**	**318**	**2,741**	**12,278**	**455**	**1,474**	**752**	**(3,708)**	**(1,027)**	**N/M**	**N/M**	**N/M**
Private Clients and Asset Management	**3,071**	**850**	**891**	**879**	**908**	**3,529**	**879**	**981**	**989**	**1,022**	**3,871**	**12 %**	**3 %**	**10 %**
Corporate Investments	**3**	**25**	**108**	**81**	**(57)**	**157**	**(130)**	**10**	**(24)**	**(28)**	**(172)**	**(51)%**	**17 %**	**N/M**
Consolidation & Adjustments	**83**	**(24)**	**69**	**21**	**(5)**	**61**	**(107)**	**12**	**(66)**	**(49)**	**(211)**	**N/M**	**(25)%**	**N/M**
Total	**15,900**	**6,026**	**5,111**	**1,298**	**3,589**	**16,024**	**1,098**	**2,476**	**1,650**	**(2,763)**	**2,461**	**N/M**	**N/M**	**(85)%**

1 Excludes fee and commission income and remaining revenues. See page 5 for total revenues by product.
2 Covers origination, advisory and other products.

Corporate and Investment Bank

Deutsche Bank

(In EUR m., unless stated otherwise)	FY 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	4Q2008 vs. 4Q2007	4Q2008 vs. 3Q2008	FY2008 vs. FY2007
Origination (Equity)	760	146	300	204	212	861	85	139	85	28	336	(87)%	(67)%	(61)%
Origination (Debt)	1,331	401	339	(324)	298	714	(1,383)	127	(368)	910	(713)	N/M	N/M	N/M
Origination	**2,091**	**547**	**638**	**(120)**	**510**	**1,575**	**(1,298)**	**266**	**(283)**	**938**	**(377)**	**84 %**	**N/M**	**N/M**
Sales & Trading (Equity)	4,039	1,714	1,403	428	1,068	4,613	745	830	(142)	(2,064)	(630)	N/M	N/M	N/M
Sales & Trading (Debt and other products)	9,016	3,354	2,889	576	1,589	8,407	1,317	602	924	(2,719)	124	N/M	N/M	(99)%
Sales & Trading	**13,055**	**5,068**	**4,292**	**1,004**	**2,656**	**13,020**	**2,062**	**1,432**	**782**	**(4,783)**	**(506)**	**N/M**	**N/M**	**N/M**
Advisory	800	250	256	269	314	1,089	128	125	185	152	589	(52)%	(18)%	(46)%
Loan products	946	321	214	214	224	974	241	312	500	207	1,260	(8)%	(59)%	29 %
Transaction services	2,228	612	656	661	657	2,585	661	671	692	751	2,774	14 %	9 %	7 %
Other products	(318)	(68)	(93)	(101)	111	(151)	(253)	47	(167)	(288)	(661)	N/M	73 %	N/M
Total net revenues	**18,802**	**6,730**	**5,964**	**1,926**	**4,472**	**19,092**	**1,541**	**2,853**	**1,707**	**(3,023)**	**3,078**	**N/M**	**N/M**	**(84)%**
Provision for credit losses	**(94)**	**(20)**	**(42)**	**(19)**	**190**	**109**	**(11)**	**(9)**	**66**	**361**	**408**	**90 %**	**N/M**	**N/M**
Compensation and benefits	6,636	2,754	2,284	179	1,712	6,929	1,418	1,267	565	607	3,857	(65)%	7 %	(44)%
therein: Severance payments	*99*	*14*	*53*	*15*	*24*	*107*	*91*	*64*	*43*	*140*	*338*	*N/M*	*N/M*	*N/M*
General and administrative expenses	6,053	1,596	1,721	1,675	1,769	6,761	1,636	1,509	1,645	1,711	6,501	(3)%	4 %	(4)%
Policyholder benefits and claims	–	–	–	–	116	116	(141)	113	(41)	(204)	(273)	N/M	N/M	N/M
Restructuring activities	99	(3)	0	(1)	(0)	(4)	–	–	–	–	–	N/M	N/M	N/M
Impairment of intangible assets	–	–	–	–	–	–	–	5	–	–	5	N/M	N/M	N/M
Total noninterest expenses	**12,789**	**4,347**	**4,006**	**1,853**	**3,597**	**13,802**	**2,914**	**2,894**	**2,168**	**2,114**	**10,090**	**(41)%**	**(3)%**	**(27)%**
Minority interest	**23**	**8**	**2**	**8**	**16**	**34**	**(8)**	**(4)**	**(20)**	**(17)**	**(48)**	**N/M**	**(17)%**	**N/M**
Income (loss) before income taxes	**6,084**	**2,395**	**1,998**	**85**	**669**	**5,147**	**(1,354)**	**(27)**	**(507)**	**(5,482)**	**(7,371)**	**N/M**	**N/M**	**N/M**
Additional information														
Employees (full-time equivalent, at period end)	14,430	16,357	16,663	17,215	16,510	16,510	15,638	15,614	15,547	15,033	15,033	(9)%	(3)%	(9)%
Cost/income ratio	68 %	65 %	67 %	96 %	80 %	72 %	189 %	101 %	127 %	N/M	N/M	N/M	N/M	N/M
Assets (at period end, EUR bn.)[1]	1,404	1,572	1,732	1,690	1,800	1,800	2,022	1,852	1,917	2,047	2,047	14 %	7 %	14 %
Risk-weighted positions (at period end, in EUR bn.)[2]	192	198	217	221	237	237	246	245	257	250	250	5 %	(3)%	5 %
Average active equity	17,105	18,822	20,607	21,335	21,588	20,714	21,446	20,076	19,786	20,219	20,262	(6)%	2 %	(2)%
Pre-tax return on average active equity	36 %	51 %	39 %	2 %	12 %	25 %	(25)%	(1)%	(10)%	(108)%	(36)%	(120)ppt	(98)ppt	(61)ppt

1 Prior periods were restated due to changes in accounting policy, for more details please refer to footnote 5 on page 2.

2 Regulatory risk positions; starting 2008, amounts are based on Basel II. For details please refer to footnote 1 on page 15.

Corporate and Investment Bank - Corporate Banking & Securities

Deutsche Bank

(In EUR m., unless stated otherwise)	FY 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	4Q2008 vs. 4Q2007	4Q2008 vs. 3Q2008	FY2008 vs. FY2007
Origination (Equity)	760	146	300	204	212	861	85	139	85	28	336	(87)%	(67)%	(61)%
Origination (Debt)	1,331	401	339	(324)	298	714	(1,383)	127	(368)	910	(713)	N/M	N/M	N/M
Origination	**2,091**	**547**	**638**	**(120)**	**510**	**1,575**	**(1,298)**	**266**	**(283)**	**938**	**(377)**	**84 %**	**N/M**	**N/M**
Sales & Trading (Equity)	4,039	1,714	1,403	428	1,068	4,613	745	830	(142)	(2,064)	(630)	N/M	N/M	N/M
Sales & Trading (Debt and other products)	9,016	3,354	2,889	576	1,589	8,407	1,317	602	924	(2,719)	124	N/M	N/M	(99)%
Sales & Trading	**13,055**	**5,068**	**4,292**	**1,004**	**2,656**	**13,020**	**2,062**	**1,432**	**782**	**(4,783)**	**(506)**	**N/M**	**N/M**	**N/M**
Advisory	800	250	256	269	314	1,089	128	125	185	152	589	(52)%	(18)%	(46)%
Loan products	946	321	214	214	224	974	241	312	500	207	1,260	(8)%	(59)%	29 %
Other products	(318)	(68)	(93)	(101)	111	(151)	(253)	47	(167)	(288)	(661)	N/M	73 %	N/M
Total net revenues	**16,574**	**6,118**	**5,308**	**1,265**	**3,816**	**16,507**	**880**	**2,183**	**1,016**	**(3,774)**	**304**	**N/M**	**N/M**	**(98)%**
Provision for credit losses	**(65)**	**(21)**	**(42)**	**(17)**	**182**	**102**	**(8)**	**(14)**	**66**	**358**	**402**	**97 %**	**N/M**	**N/M**
Total noninterest expenses	**11,236**	**3,949**	**3,596**	**1,454**	**3,170**	**12,169**	**2,500**	**2,511**	**1,758**	**1,657**	**8,427**	**(48)%**	**(6)%**	**(31)%**
therein: Severance payments	*97*	*14*	*51*	*14*	*21*	*100*	*91*	*64*	*42*	*138*	*335*	*N/M*	*N/M*	*N/M*
therein: Policyholder benefits and claims	–	–	–	–	*116*	*116*	*(141)*	*113*	*(41)*	*(204)*	*(273)*	*N/M*	*N/M*	*N/M*
therein: Restructuring activities	*77*	*(3)*	*0*	*(1)*	*(0)*	*(4)*	–	–	–	–	–	*N/M*	*N/M*	*N/M*
therein: Impairment of intangible assets	–	–	–	–	–	–	–	*5*	–	–	*5*	*N/M*	*N/M*	*N/M*
Minority interest	**23**	**8**	**2**	**8**	**16**	**34**	**(8)**	**(4)**	**(20)**	**(17)**	**(48)**	**N/M**	**(17)%**	**N/M**
Income (loss) before income taxes	**5,379**	**2,181**	**1,752**	**(179)**	**447**	**4,202**	**(1,604)**	**(311)**	**(789)**	**(5,773)**	**(8,476)**	**N/M**	**N/M**	**N/M**

Additional information

	FY 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	4Q2008 vs. 4Q2007	4Q2008 vs. 3Q2008	FY2008 vs. FY2007
Employees (full-time equivalent, at period end)	10,575	12,505	12,728	13,177	12,368	12,368	11,370	11,292	11,167	10,471	10,471	(15)%	(6)%	(15)%
Cost/income ratio	68 %	65 %	68 %	115 %	83 %	74 %	N/M	115 %	173 %	N/M	N/M	N/M	N/M	N/M
Assets (at period end, in EUR bn.)[1]	1,395	1,562	1,716	1,677	1,786	1,786	2,004	1,833	1,894	2,012	2,012	13 %	6 %	13 %
Risk-weighted positions (at period end, in EUR bn.)[2]	178	183	200	204	219	219	231	230	241	234	234	7 %	(3)%	7 %
Average active equity	16,041	17,768	19,509	20,206	20,495	19,619	20,376	19,033	18,703	19,095	19,181	(7)%	2 %	(2)%
Pre-tax return on average active equity	34 %	49 %	36 %	(4)%	9 %	21 %	(31)%	(7)%	(17)%	(121)%	(44)%	(130)ppt	(104)ppt	(65)ppt

1 Prior periods were restated due to changes in accounting policy, for more details please refer to footnote 5 on page 2.

2 Regulatory risk positions; starting 2008, amounts are based on Basel II. For details please refer to footnote 1 on page 15.

Corporate and Investment Bank - Global Transaction Banking (In EUR m., unless stated otherwise) FY 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY 4Q2008 vs. 4Q2008 vs. FY2008 vs. 2006 2007 2007 2007 2007 2007 2008 2008 2008 2008 2008 4Q2007 3Q2008 FY2007 Transaction services 2,228 612 656 661 657 2,585 661 671 692 751 2,774 14% 9% 7 % Other products — — — — — — — — — — — N/M N/M N/M Total net revenues 2,228 612 656 661 657 2,585 661 671 692 751 2,774 14% 9% 7 % Provision for credit losses (29) 1 (0) (2) 8 7 (3) 4 0 3 5 (60)% N/M (24)% Total noninterest expenses 1,552 397 409 399 427 1,633 414 383 410 457 1,663 7% 11% 2 % therein: Severance payments 3 1 2 1 3 7 0 0 1 2 3 (54)% 173% (60)% therein: Restructuring activities 22 (0) (0) (0) (0) (1) — — — — — N/M N/M N/M Minority interest — — — — — — — — — — — N/M N/M N/M Income before income taxes 705 214 247 263 222 945 250 283 281 291 1,106 31% 3% 17 % Additional information Employees (full-time equivalent, at period end) 3,598 3,597 3,689 3,791 3,896 3,896 4,020 4,078 4,137 4,318 4,318 11% 4% 11 % Cost/income ratio 70% 65% 62% 60% 65% 63% 63% 57% 59% 61% 60% (4)ppt 2 ppt (3)ppt Assets (at period end, in EUR bn.)[1] 26 26 30 31 32 32 37 37 39 49 49 54% 26% 54 % Risk-weighted positions (at period end, in EUR bn.)[2] 14 15 17 17 18 18 15 16 16 15 15 (16)% (5)% (16)% Average active equity 1,064 1,053 1,098 1,128 1,093 1,095 1,069 1,043 1,083 1,124 1,081 3% 4% (1)% Pre-tax return on average active equity 66% 81% 90% 93% 81% 86% 94% 109% 104% 103% 102% 22 ppt (1)ppt 16 ppt 1 Prior periods were restated due to changes in accounting policy, for more details please refer to footnote 5 on page 2. 2 Regulatory risk positions; starting 2008, amounts are based on Basel II. For details please refer to footnote 1 on page 15.

Private Clients and Asset Management

Deutsche Bank

(In EUR m., unless stated otherwise)	FY 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	4Q2008 vs. 4Q2007	4Q2008 vs. 3Q2008	FY2008 vs. FY2007
Portfolio/fund management	3,041	690	754	800	773	3,017	636	656	617	547	2,457	(29)%	(11)%	(19)%
Brokerage	1,895	553	581	533	504	2,172	528	539	459	365	1,891	(28)%	(21)%	(13)%
Loan/deposit	2,814	758	778	803	807	3,145	808	812	828	803	3,251	(0)%	(3)%	3 %
Payments, account & remaining financial services	907	234	251	263	291	1,039	279	270	257	260	1,066	(11)%	2 %	3 %
Other products	658	199	217	167	173	756	203	163	(13)	23	376	(87)%	N/M	(50)%
Total net revenues	**9,315**	**2,433**	**2,582**	**2,567**	**2,548**	**10,129**	**2,454**	**2,440**	**2,148**	**1,998**	**9,041**	**(22)%**	**(7)%**	**(11)%**
Provision for credit losses	**391**	**117**	**124**	**124**	**136**	**501**	**125**	**145**	**169**	**229**	**668**	**68 %**	**35 %**	**33 %**
Compensation and benefits	2,970	768	796	779	768	3,111	756	701	646	789	2,892	3 %	22 %	(7)%
therein: Severance payments	*22*	*8*	*13*	*13*	*21*	*55*	*1*	*3*	*5*	*103*	*113*	*N/M*	*N/M*	*105 %*
General and administrative expenses	3,876	1,044	1,045	1,082	1,140	4,311	1,068	1,020	1,159	1,235	4,482	8 %	7 %	4 %
Policyholder benefits and claims	63	24	27	11	10	73	14	4	0	(1)	18	N/M	N/M	(76)%
Restructuring activities	91	(4)	(1)	(1)	(3)	(9)	–	–	–	–	–	N/M	N/M	N/M
Impairment of intangible assets	–	–	–	–	74	74	–	–	8	572	580	N/M	N/M	N/M
Total noninterest expenses	**7,000**	**1,832**	**1,866**	**1,872**	**1,989**	**7,560**	**1,838**	**1,725**	**1,814**	**2,595**	**7,972**	**30 %**	**43 %**	**5 %**
Minority interest	**(11)**	**3**	**3**	**1**	**1**	**8**	**(0)**	**(1)**	**(3)**	**(16)**	**(20)**	**N/M**	**N/M**	**N/M**
Income (loss) before income taxes	**1,935**	**481**	**588**	**569**	**421**	**2,059**	**492**	**570**	**167**	**(809)**	**420**	**N/M**	**N/M**	**(80)%**

Additional information

	FY 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	4Q2008 vs. 4Q2007	4Q2008 vs. 3Q2008	FY2008 vs. FY2007
Employees (full-time equivalent, at period end)	28,718	29,781	30,221	30,943	31,196	31,196	31,706	32,143	32,569	32,310	32,310	4 %	(1)%	4 %
Cost/income ratio	75 %	75 %	72 %	73 %	78 %	75 %	75 %	71 %	84 %	130 %	88 %	52 ppt	46 ppt	13 ppt
Assets (at period end, in EUR bn.)[1]	131	139	142	145	157	157	162	180	188	189	189	20 %	1 %	20 %
Risk-weighted positions (at period end, in EUR bn.)[2]	76	80	83	84	86	86	50	53	56	54	54	(37)%	(5)%	(37)%
Average active equity	7,206	8,445	8,581	8,574	8,497	8,539	8,162	7,749	8,223	8,981	8,315	6 %	9 %	(3)%
Pre-tax return on average active equity	27 %	23 %	27 %	27 %	20 %	24 %	24%	29%	8%	(36)%	5 %	(56)ppt	(44)ppt	(19)ppt
Invested assets (at period end, in EUR bn.)	908	936	962	959	952	952	896	898	894	816	816	(14)%	(9)%	(14)%
Net new money (in EUR bn.)	28	15	14	17	13	59	11	10	(2)	(17)	3	N/M	N/M	N/M

1 Prior periods were restated due to changes in accounting policy, for more details please refer to footnote 5 on page 2.
2 Regulatory risk positions; starting 2008, amounts are based on Basel II. For details please refer to footnote 1 on page 15.

Private Clients and Asset Management - Asset and Wealth Management

Deutsche Bank

(In EUR m., unless stated otherwise)	FY 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	4Q2008 vs. 4Q2007	4Q2008 vs. 3Q2008	FY2008 vs. FY2007
Portfolio/fund management (AM)	2,470	525	591	637	597	2,351	485	509	442	405	1,840	(32)%	(8)%	(22)%
Portfolio/fund management (PWM)	332	101	101	101	111	414	96	90	87	87	361	(21)%	(0)%	(13)%
Portfolio/fund management	**2,802**	**626**	**692**	**738**	**708**	**2,765**	**581**	**598**	**529**	**492**	**2,201**	**(31)%**	**(7)%**	**(20)%**
Brokerage	811	231	245	243	245	964	238	242	220	207	908	(15)%	(6)%	(6)%
Loan/deposit	191	52	57	53	60	223	62	58	71	75	266	25 %	5 %	20 %
Payments, account & remaining financial services	18	5	5	6	6	22	8	6	6	7	26	9 %	11 %	21 %
Other products	345	92	141	86	82	401	112	58	(114)	(192)	(137)	N/M	69 %	N/M
Total net revenues	**4,166**	**1,008**	**1,140**	**1,126**	**1,101**	**4,374**	**1,001**	**962**	**713**	**588**	**3,264**	**(47)%**	**(17)%**	**(25)%**
Provision for credit losses	**(1)**	**1**	**(0)**	**1**	**(0)**	**1**	**0**	**1**	**1**	**13**	**15**	**N/M**	**N/M**	**N/M**
Total noninterest expenses	**3,284**	**817**	**845**	**859**	**932**	**3,453**	**813**	**720**	**810**	**1,451**	**3,794**	**56 %**	**79 %**	**10 %**
therein: Severance payments	*12*	*4*	*9*	*7*	*9*	*28*	*0*	*2*	*3*	*24*	*29*	*178 %*	*N/M*	*2 %*
therein: Policyholder benefits and claims	*63*	*24*	*27*	*11*	*10*	*73*	*14*	*4*	*0*	*(1)*	*18*	*N/M*	*N/M*	*(76)%*
therein: Restructuring activities	*43*	*(4)*	*(1)*	*(0)*	*(2)*	*(8)*	*–*	*–*	*–*	*–*	*–*	*N/M*	*N/M*	*N/M*
therein: Impairment of intangible assets	*–*	*–*	*–*	*–*	*74*	*74*	*–*	*–*	*8*	*572*	*580*	*N/M*	*N/M*	*N/M*
Minority interest	**(11)**	**2**	**3**	**1**	**1**	**7**	**(0)**	**(1)**	**(3)**	**(16)**	**(20)**	**N/M**	**N/M**	**N/M**
Income (loss) before income taxes	**894**	**188**	**292**	**265**	**169**	**913**	**188**	**242**	**(95)**	**(860)**	**(525)**	**N/M**	**N/M**	**N/M**
Additional information														
Employees (full-time equivalent, at period end)	7,228	7,266	7,399	7,527	7,620	7,620	7,762	7,860	7,932	7,752	7,752	2 %	(2)%	2 %
Cost/income ratio	79 %	81 %	74 %	76 %	85 %	79 %	81 %	75 %	114 %	N/M	116 %	N/M	N/M	37 ppt
Assets (at period end, in EUR bn.)[1]	36	37	37	38	39	39	40	56	60	50	50	29 %	(16)%	29 %
Risk-weighted positions (at period end, in EUR bn.)[2]	12	13	15	15	16	16	13	14	16	16	16	1 %	(1)%	1 %
Average active equity	4,917	5,074	5,104	5,192	5,071	5,109	4,772	4,506	4,555	5,499	4,870	8 %	21 %	(5)%
Pre-tax return on average active equity	18 %	15 %	23 %	20 %	13 %	18 %	16 %	22 %	(8)%	(63)%	(11)%	(76)ppt	(55)ppt	(29)ppt
Invested assets (at period end, in EUR bn.)	732	747	765	759	749	749	698	700	700	628	628	(16)%	(10)%	(16)%
Invested assets AM (at period end, in EUR bn.)	543	553	564	561	555	555	516	515	510	463	463	(17)%	(9)%	(17)%
Invested assets PWM (at period end, in EUR bn.)	189	194	202	198	194	194	182	184	191	164	164	(15)%	(14)%	(15)%
Net new money (in EUR bn.)	21	8	11	13	8	40	7	8	(5)	(23)	(13)	N/M	N/M	N/M
Net new money AM (in EUR bn.)	6	4	6	12	5	27	2	1	(11)	(15)	(22)	N/M	N/M	N/M
Net new money PWM (in EUR bn.)	15	4	5	1	3	13	5	6	6	(8)	10	N/M	N/M	N/M

1 Prior periods were restated due to changes in accounting policy, for more details please refer to footnote 5 on page 2.

2 Regulatory risk positions; starting 2008, amounts are based on Basel II. For details please refer to footnote 1 on page 15.

Private Clients and Asset Management - Private & Business Clients

Deutsche Bank

(In EUR m., unless stated otherwise)	FY 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	4Q2008 vs. 4Q2007	4Q2008 vs. 3Q2008	FY2008 vs. FY2007
Portfolio/fund management	239	63	62	63	65	253	55	58	88	55	256	(15)%	(37)%	1 %
Brokerage	1,084	322	337	290	259	1,207	290	297	239	157	983	(39)%	(34)%	(19)%
Loan/deposit	2,623	705	721	750	747	2,923	747	753	757	728	2,985	(3)%	(4)%	2 %
Payments, account & remaining financial services	890	228	246	258	285	1,017	271	264	251	254	1,040	(11)%	1 %	2 %
Other products	313	106	76	81	91	355	91	105	101	215	513	136 %	113 %	44 %
Total net revenues	**5,149**	**1,425**	**1,442**	**1,441**	**1,446**	**5,755**	**1,454**	**1,478**	**1,435**	**1,410**	**5,777**	**(3)%**	**(2)%**	**0 %**
Provision for credit losses	**391**	**116**	**124**	**124**	**136**	**501**	**125**	**144**	**168**	**216**	**653**	**58 %**	**28 %**	**30 %**
Total noninterest expenses	**3,716**	**1,016**	**1,021**	**1,013**	**1,058**	**4,108**	**1,025**	**1,006**	**1,004**	**1,143**	**4,178**	**8 %**	**14 %**	**2 %**
therein: Severance payments	*10*	*4*	*4*	*6*	*12*	*27*	*1*	*1*	*2*	*79*	*84*	*N/M*	*N/M*	*N/M*
therein: Restructuring activities	*49*	*(0)*	*(0)*	*(0)*	*(1)*	*(1)*	*–*	*–*	*–*	*–*	*–*	*N/M*	*N/M*	*N/M*
Minority interest	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**(0)**	**0**	**0**	**(37)%**	**N/M**	**(45)%**
Income before income taxes	**1,041**	**293**	**297**	**304**	**252**	**1,146**	**304**	**328**	**262**	**51**	**945**	**(80)%**	**(81)%**	**(18)%**
Additional information														
Employees (full-time equivalent, at period end)	21,489	22,515	22,822	23,416	23,576	23,576	23,944	24,283	24,637	24,558	24,558	4 %	(0)%	4 %
Cost/income ratio	72 %	71 %	71 %	70 %	73 %	71 %	70 %	68 %	70 %	81 %	72 %	8 ppt	11 ppt	1 ppt
Assets (at period end, in EUR bn.)[1]	95	102	105	107	118	118	122	124	128	138	138	17 %	8 %	17 %
Risk-weighted positions (at period end, in EUR bn.)[2]	64	67	69	69	70	70	36	39	40	37	37	(46)%	(7)%	(46)%
Average active equity	2,289	3,372	3,476	3,382	3,426	3,430	3,390	3,243	3,669	3,482	3,445	2 %	(5)%	0 %
Pre-tax return on average active equity	45 %	35 %	34 %	36 %	29 %	33 %	36 %	40 %	29 %	6 %	27 %	(23)ppt	(23)ppt	(6)ppt
Invested assets (at period end, in EUR bn.)	176	190	197	200	203	203	198	198	193	189	189	(7)%	(2)%	(7)%
Net new money (in EUR bn.)	6	7	3	4	5	19	4	3	3	6	15	N/M	N/M	N/M

1 Prior periods were restated due to changes in accounting policy, for more details please refer to footnote 5 on page 2.
2 Regulatory risk positions; starting 2008, amounts are based on Basel II. For details please refer to footnote 1 on page 15.

Corporate Investments ¦Consolidation & Adjustments (In EUR m., unless stated otherwise) FY 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY 4Q2008 vs. 4Q2008 vs. FY2008 vs. 2006 2007 2007 2007 2007 2007 2008 2008 2008 2008 2008 4Q2007 3Q2008 FY2007 Corporate Investments Net revenues 574 438 259 654 165 1,517 705 296 261 28 1,290 (83)% (89)% (15)% Provision for credit losses 2 1 (0) (1) 3 3 (0) (1) (1) 1 (1) (79)% N/M N/M Compensation and benefits 33 2 3 3 1 9 2 3 1 3 9 N/M 168% 5 % therein: Severance payments 0 0 0 0 0 0 0 1 (1) 0 0 N/M N/M 59 % General and administrative expenses 149 77 29 23 28 158 24 20 20 23 85 (20)% 15% (46)% Restructuring activities 1 0 (0) (0) 0 (0) — — — — — N/M N/M N/M Impairment of intangible assets 31 54 — — — 54 — — — — — N/M N/M N/M Total noninterest expenses 214 134 32 26 29 220 26 22 21 26 95 (12)% 24% (57)% Minority interest (3) (0) (6) 1 (0) (5) (0) (0) 2 0 2 N/M (85)% N/M Income before income taxes 361 305 233 629 133 1,299 679 275 238 1 1,194 (99)% (99)% (8)% Additional information Employees (full-time equivalent, at period end) 38 29 26 32 29 29 29 28 26 22 22 (25)% (15)% (25)% Assets (at period end, in EUR bn.)[1] 18 18 17 14 13 13 10 9 8 18 18 41% 144% 41 % Risk-weighted positions (at period end, in EUR bn.)[2] 5 6 6 5 5 5 5 4 3 3 3 (45)% (11)% (45)% Average active equity 1,057 681 422 371 351 473 278 225 409 573 403 63% 40% (15)% Consolidation & Adjustments Net revenues (197) (25) (22) (52) 105 7 (84) (198) 252 112 82 6% (56)% N/M Provision for credit losses (0) 0 (1) 0 (0) (1) (0) (0) 1 0 1 N/M (84)% N/M Total noninterest expenses (146) 3 98 (210) (90) (199) (21) (27) 36 11 (0) N/M (68)% (100)% therein: Severance payments 32 10 18 13 21 63 12 10 17 65 104 N/M N/M 66 % therein: Policyholder benefits and claims 4 3 0 1 1 5 1 2 0 0 4 (38)% 0% (28)% therein: Restructuring activities (0) 0 (0) (0) 0 (0) — — — — — N/M N/M N/M Minority interest (10) (11) 0 (9) (17) (37) 8 5 21 32 66 N/M 55 % N/M Income (loss) before income taxes (41) (17) (120) 167 213 243 (72) (176) 195 68 15 (68)% (65)% (94)% Additional information Employees Infrastructure functions (full-time equivalent, 25,664 26,948 28,230 29,729 30,556 30,556 30,902 32,468 33,166 33,090 33,090 8% (0)% 8 % at period end) Assets (at period end, in EUR bn.)[1] 8 8 8 9 9 9 12 9 11 13 13 51% 19% 51 % Risk-weighted positions (at period end, in EUR bn.)[2] 2 2 2 1 1 1 2 3 3 2 2 35% (31)% 35 % Average active equity 255 673 500 564 942 368 1,403 3,155 4,395 3,614 3,100 N/M (18)% N/M 1 Prior periods were restated due to changes in accounting policy, for more details please refer to footnote 5 on page 2. 2 Regulatory risk positions; starting 2008, amounts are based on Basel II. For details please refer to footnote 1 on page 15.

Credit risk

Deutsche Bank

(In EUR m., unless stated otherwise)	FY 2006	1Q 2007	2Q 2007	3Q 2007	4Q 2007	FY 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	FY 2008	4Q2008 vs. 4Q2007	4Q2008 vs. 3Q2008	FY2008 vs. FY2007
Allowance for loan losses														
Balance, beginning of period	**1,832**	**1,670**	**1,657**	**1,642**	**1,530**	**1,670**	**1,705**	**1,667**	**1,650**	**1,725**	**1,705**	**13 %**	**5 %**	**2 %**
Provision for loan losses	352	100	100	112	338	651	124	154	241	565	1,084	67 %	134 %	67 %
Net charge-offs	**(444)**	**(95)**	**(98)**	**(194)**	**(140)**	**(527)**	**(124)**	**(159)**	**(194)**	**(302)**	**(778)**	**116 %**	**56 %**	**47 %**
Charge-offs	(732)	(163)	(147)	(253)	(190)	(752)	(183)	(228)	(244)	(335)	(990)	77 %	38 %	32 %
Recoveries	288	68	49	59	50	225	59	69	50	33	212	(33)%	(33)%	(6)%
Changes in the group of consolidated companies	–	–	–	(1)	1	–	–	–	–	–	–	N/M	N/M	N/M
Exchange rate changes/other	(70)	(18)	(16)	(29)	(24)	(88)	(39)	(12)	28	(50)	(74)	105 %	N/M	(16)%
Balance, end of period	**1,670**	**1,657**	**1,642**	**1,530**	**1,705**	**1,705**	**1,667**	**1,650**	**1,725**	**1,938**	**1,938**	**14 %**	**12 %**	**14 %**
Allowance for off-balance sheet positions														
Balance, beginning of period	**316**	**256**	**259**	**239**	**230**	**256**	**219**	**204**	**185**	**187**	**219**	**(19)%**	**1 %**	**(14)%**
Provision for off-balance sheet positions	(53)	(2)	(19)	(8)	(9)	(38)	(10)	(19)	(5)	26	(8)	N/M	N/M	(78)%
Changes in the group of consolidated companies	–	6	–	2	2	10	–	–	–	–	–	N/M	N/M	N/M
Exchange rate changes	(7)	(1)	–	(3)	(3)	(8)	(5)	0	7	(3)	(1)	(13)%	N/M	(84)%
Balance, end of period	**256**	**259**	**239**	**230**	**219**	**219**	**204**	**185**	**187**	**210**	**210**	**(4)%**	**12 %**	**(4)%**
Provision for credit losses[1]	**298**	**98**	**81**	**105**	**329**	**612**	**114**	**135**	**236**	**591**	**1,076**	**80 %**	**150 %**	**76 %**
Problem loans (at period end)														
Nonaccrual loans [2]	2,920	2,838	2,690	2,554	2,831	2,831	2,915	3,014	3,628	4,210	4,210	49 %	16 %	49 %
Loans 90 days or more past due and still accruing	185	128	147	197	220	220	214	215	194	201	201	(9)%	4 %	(9)%
Troubled debt restructurings	109	84	95	88	93	93	59	96	120	144	144	55 %	20 %	55 %
Total problem loans (at period end) [2]	**3,214**	**3,051**	**2,931**	**2,840**	**3,144**	**3,144**	**3,189**	**3,325**	**3,942**	**4,555**	**4,555**	**45 %**	**16 %**	**45 %**
thereof: IFRS impaired loans (at period end) [2]	2,717	2,648	2,503	2,377	2,645	2,645	2,709	2,546	3,249	3,682	3,682	39 %	13 %	39 %
Loans														
Total loans (at period end, in EUR bn.)	**180**	**186**	**193**	**195**	**201**	**201**	**209**	**217**	**255**	**271**	**271**	**35 %**	**7 %**	**35 %**
Deduct														
Allowance for loan losses (in EUR bn.)	2	2	2	2	2	2	2	2	2	2	2	14 %	12 %	14 %
Total loans net (at period end, in EUR bn.)	**179**	**184**	**191**	**194**	**199**	**199**	**207**	**216**	**253**	**269**	**269**	**35 %**	**7 %**	**35 %**

1 Includes provision for loan losses and provision for off-balance sheet positions.
2 The Q3 2008 problem loan and IFRS impaired loan numbers include a € 0.5 bn. upward restatement in relation to IAS 39.

Regulatory capital and market risk

Deutsche Bank

(In EUR bn., unless stated otherwise)	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007	Mar 31, 2008	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008	Dec 31, 2008 vs. Dec 31, 2007
Regulatory capital [1]										
Tier 1 capital	23.5	25.0	26.0	27.3	28.3	27.9	28.3	32.8	31.1	10 %
Tier 2 capital	10.8	9.8	10.4	10.1	9.7	7.3	8.7	7.8	6.3	(35)%
Available Tier 3 capital	–	–	–	–	–	–	–	–	–	N/M
Total regulatory capital	**34.3**	**34.8**	**36.4**	**37.4**	**38.0**	**35.2**	**37.0**	**40.6**	**37.4**	**(2)%**
Regulatory risk position and capital adequacy ratios [1]										
Regulatory risk position	275	285	308	311	329	303	305	319	308	(6)%
Tier 1 capital ratio	8.5 %	8.7 %	8.4 %	8.8 %	8.6 %	9.2 %	9.3 %	10.3 %	10.1 %	1.5 ppt
Total capital ratio	12.5 %	12.2 %	11.8 %	12.0 %	11.6 %	11.6 %	12.1 %	12.7 %	12.2 %	0.6 ppt
Value-at-risk [2] **(In EUR m.)**										
Average [3]	69.5	77.5	80.4	83.8	85.6	117.8	115.1	118.1	122.0	42 %
Maximum [3]	82.0	86.2	95.1	118.8	118.8	141.0	141.0	141.0	172.9	45 %
Minimum [3]	58.3	66.5	66.5	66.5	66.5	97.5	97.5	97.5	97.5	47 %
Period-end	76.9	76.2	88.1	74.7	100.6	125.5	120.4	132.2	131.4	31 %

1 Regulatory capital shown for 2008 is pursuant to the German Banking Act ("KWG") and the Solvency Regulation ("Solvabilitätsverordnung"), which adopted the revised capital framework presented by the Basel Committee in 2004 ("Basel II") into German law, while regulatory capital presented for 2007 is based on the Basel I framework. Basel II Tier 1 capital excludes transitional items pursuant to KWG section 64h (3).
2 All figures for 1-day holding period, 99% confidence level (CIB trading units only).
3 Amounts refer to the time period between January 1st and the end of the respective quarter.

Definition of targets and certain financial measures Target definition Target definition excludes significant gains (such as gains from the sale of industrial holdings, businesses or premises) or charges (such as charges from restructuring, goodwill impairment or litigation) if they are not indicative of the future performance of our core businesses. All our targets will be tracked on this basis. Income before income taxes attributable to Deutsche Bank shareholders (target definition): Income before income taxes less minority interest adjusted for significant gains (net of related expenses) and significant charges. Net income attributable to Deutsche Bank shareholders (basis for target definition EPS): Net income attributable to Deutsche Bank shareholders adjusted for the post-tax effect of significant gains and charges and significant tax effects. Return on equity (RoE) Average Active Equity: We calculate active equity to make it easier to compare us to our competitors and we refer to active equity for several ratios. However, active equity is not a measure provided for in IFRS and you should not compare our ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which we adjust the average shareholders’ equity are average unrealized net gains on financial assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting. Pre-tax return on average shareholders’ equity: Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT less minority interest, as a percentage of average shareholders’ equity. Pre-tax return on average active equity: Income before income tax expense attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT less minority interest, as a percentage of average active equity. Pre-tax return on average active equity (target definition): Income before income tax expense attributable to Deutsche Bank shareholders according to target definition (annualized), which is defined as pre-tax income less minority interest, significant gains and charges, as a percentage of average active equity. Earnings per share (EPS) Diluted earnings per share: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income less minority interest, after assumed conversions, divided by weighted average of diluted shares outstanding.
Diluted earnings per share (target definition): Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS), which is defined as net income less minority interest, post-tax effect of significant gains/charges and significant tax effects, after assumed conversions, divided by weighted average of diluted shares outstanding. Cost ratios Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income. Compensation ratio: Compensation and benefits as a percentage of total net revenues, which is defined as net interest income before provision for credit losses plus noninterest income. Non-compensation ratio: Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues. Other key ratios Book value per basic share outstanding: Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).